SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------
                               SCHEDULE 13E-4
                             (Amendment No. 2)
                            --------------------
                       ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of The
                     Securities Exchange Act of 1934)

                              FIRST USA, INC.
                                    and
                         FIRST USA CAPITAL TRUST I
                              (Name of Issuer)

                              FIRST USA, INC.
                                    and
                         FIRST USA CAPITAL TRUST I
                    (Name of Person(s) Filing Statement)

                     9.33% SERIES A CAPITAL SECURITIES
                                    and
                     9.33% SERIES B CAPITAL SECURITIES
                       (Title of Class of Securities)
                        33735F AA 7, 33735F AB 5 and
                                33735F AC 3
                   (CUSIP Number of Class of Securities)
                            --------------------

     Philip E. Taken, Esq.                         Peter Atwater
General Counsel and Senior Vice President      Administrative Trustee
       FIRST USA, INC.                        FIRST USA CAPITAL TRUST I
       1601 Elm Street                             1601 Elm Street
    Dallas, Texas  75201                         Dallas, Texas  75201
       (214) 849-3738                               (214) 849-3738
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)
                          --------------------
                                  Copy to:
                              Randall H. Doud
                Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                             (212) 735-3000
                          --------------------
                                June 2, 1997
                    (Date Tender Offer First Published,
                     Sent or Given to Security Holders)




                                INTRODUCTION

      This Amendment No. 2 amends the Issuer Tender Offer Statement on
Schedule 13E-4 filed on June 2, 1997 relating to the offer by First USA, Inc. a Delaware corporation ("First USA"), to purchase for cash any and all of the 9.33% Series A Capital Securities (the "Series A Capital Securities") issued and any and all of the 9.33% Series B Capital Securities (the "Series B Capital Securities" and, together with the Series A Capital Securities, the "Securities") to be issued by First USA Capital Trust I, a Delaware business trust (the "Trust"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated June 16, 1997 (the "Supplement"), and in the related Letter of Transmittal (which together constitute the "Offer").

Item 8.  Security and Issuer.

      Item 8 is hereby amended and supplemented by the following:

      (e) The Trust's offer to exchange $200,000,000 aggregate liquidation amount of Series B Capital Securities for a like liquidation amount of Series A Capital Securities expired at 9:00 a.m., New York City time, on June 19, 1997. Approximately $118,975,000 aggregate liquidation amount of the Series A Capital Securities have been accepted for exchange into Series B Capital Securities.

Item 9.  Material to be Filed as Exhibits.

      Item 9 is hereby amended and supplemented by the following:

      (a)(9) Press Release dated June 19, 1997.



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              FIRST USA, INC.


                              By:  /s/ Peter W. Atwater
                                 Name:  Peter W. Atwater
                                 Title: Executive Vice President and
                                        Treasurer


Dated:  June 19, 1997



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              FIRST USA CAPITAL TRUST I


                              By:  /s/ Peter W. Atwater
                                 Name:  Peter W. Atwater
                                 Title: Administrative Trustee


Dated:  June 19, 1997



                               EXHIBIT INDEX

Exhibit     Description
(a)(9)  --  Press Release dated June 19, 1997.